                                                             UNITED STATES
                                                  SECURITIES AND EXCHANGE COMMISSION
                                                        Washington, D.C. 20549

                                                             SCHEDULE 13G

                       Information to Be Included in Statements Filed Pursuant to Rules 13d-1(b)(c), and (d) and
                                        Any Amendments Thereto Filed Pursuant to Rule 13d-2(b)
                                                          (Amendment No. 15)

                                                          CVB Financial Corp.

                                                           (Name of Issuer)

                                                             Common Stock

                                                    (Title of Class of Securities)

                                                              126600 10 5

                                                            (CUSIP Number)

                                                     ______December 31, 2003_____
                                        (Date of Event which Requires Filing of this Statement)

Check the appropriate box t0 designate the rule pursuant to which this Schedule is filed:

[  ]  Rule 13d-1(b)

[  ]  Rule 13d-(c)

[x ]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the
Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP NO. 126600 105                                              13G                     PAGE  2  OF 6
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1                  NAME OF REPORTING PERSON
                   I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only)
                   John Vander Schaaf

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2                  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP(a) 
                   (b) 

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3                  SEC USE ONLY

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4                  CITIZENSHIP OR PLACE OF ORGANIZATION
                   USA

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------------------ --------- --------------------------------------------------------------------------------------------------------
         NUMBER    5         SOLE VOTING POWER
OF
         SHARES              57,097

BENEFICIALLY
         OWNED BY
         EACH

REPORTING
         PERSON
         WITH

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                   6         SHARED VOTING POWER

                             2,177,321

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                   7         SOLE DISPOSITIVE POWER

                             57,097

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                   8         SHARED DISPOSITIVE POWER

                             2,177,321

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9                  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                    2,234,418 (includes  57,097 shares which Mr. Vander Schaaf has the right to acquire beneficial ownership of within 60 days after 12/31/03) (Numbers contained in this Schedule have not been adjusted for the CVB Financial
                   Corp. 10% stock dividend paid to shareholders of record as of January 2, 2004.)

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10                 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

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11                 PERCENT OF CLASS REPRESENTED BY AMOUNT SHOWN IN ROW (9)
                   5%

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12                 TYPE OF REPORTING PERSON*
                   IN

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                                                 *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1.

(a)  Name of Issuer.

     CVB Financial Corp.

(b)  Address of Issuer's Principal Executive Offices.

     701 North Haven Avenue, Suite 350
     Ontario, California 91764

Item 2.

(a)  Name of Person Filing.

     John Vander Schaaf

(b)  Address of Principal Business Office or, if none, Residence.

     701 North Haven Avenue, Suite 350
     Ontario, California 91764

(c)  Citizenship.

     USA

(d)      Title of Class of Securities.

     Common Stock

(e)      CUSIP No.

     126600 10 5

Item 3.  If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person is a:

(a)     Broker or Dealer registered under Section 15 of the Act.
(b)     Bank as defined in section 3(a)(6) of the Act.
(c)     Insurance Company as defined in section 3(a)(19) of the Act.
(d)     Investment Company registered under section 8 of the Investment Company Act.
(e)     Investment Adviser registered under section 203 of the Investment Adviser Act of 1940.
(f)     Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee  Retirement Income Security Act of
              1974 or Endowment Fund; see §240.13d-1(b)(1)(ii)(F) (Note:  See Item 7).
(g)     Parent Holding Company, in accordance with §240.13d-1(b)(1)(ii)(G) (Note: See Item 7).
(h)     Group, in accordance with §240.13d-1(b)(1)(ii)(H).

Item 4.       Ownership.

Provide the following  information  regarding the aggregate  number and percentage of the class of securities of the issuer  identified in Item 1.

(a)      Amount Beneficially Owned

2,234,418  (includes  57,097  shares  which Mr.  Vander  Schaaf has the right to acquire  beneficial  ownership of within 60 days after
12/31/03).  Share numbers are as of December 31, 2003 and has not been adjusted for 10% stock dividend paid to  shareholders  of record as of January 2, 2004.

(b)      Percent of Class.

         5%

(c)      Number of shares as to which such person has:
     (i) sole power to vote or to direct the vote

                  57,097 (pursuant to exercisable stock options)

    (ii) shared power to vote or to direct the vote

                  2,177,321   (pursuant to the John and Henrietta Vander Schaaf trust)

   (iii) sole power to dispose or to direct the disposition of

                  57,097 (pursuant to exercisable stock options)

     (iv)shared power to dispose or to direct the disposition of

                  2,177,321 (pursuant to the John and Henrietta Vander Schaaf trust)

Instruction:  For computations regarding securities which represent a right to acquire an underlying security, see Rule 13d-3(d)(1).

Item 5.       Ownership of Five Percent or Less of a Class.

     If this  statement  is being  filed to report  the fact that as of the date  hereof  the  reporting  person  has  ceased to be the
beneficial owner of more than five percent of the class of securities, please check the following:  |_|.

Item 6.       Ownership of More than Five Percent on Behalf of Another Person.

     If any other  person is known to have the right to receive or the power to direct the receipt of dividends  from,  or the proceeds from the sale of, such  securities,  a  statement  to that  effect  should be  included in response to this item and, if such  interest relates to more than five percent of the class,  such person  should be  identified.  A listing of the  shareholders  of an  investment company  registered  under the  Investment  Company Act of 1940 or the  beneficiaries  of an employee  benefit  plan,  pension  fund or endowment fund is not required.

     Not applicable.

Item 7.       Identification  and  Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding
              Company or Control Person.

     If a parent holding company or control person has filed this schedule,  pursuant to Rule  13d-1(b)(ii)(G),  so indicate under Item
3(g) and attach an exhibit  stating  the  identity  and the Item 3  classification  of the  relevant  subsidiary.  If a parent  holding company or control  person has filed this schedule  pursuant to Rule  13d-1(c),  attach an exhibit  stating the  identification  of the relevant subsidiary.

     Not applicable.

Item 8.  Identification and Classification of Members of the Group.

     If a group has filed this schedule  pursuant to Rule  13d-1(b)(ii)(H),  so indicate under Item 3(h) and attach an exhibit  stating the identity and Item 3  classification  of each member of the group.  If a group has filed this  schedule  pursuant to Rule  13d-1(c), attach an exhibit stating the identity of each member of the group.

     Not applicable.

Item 9.  Notice of Dissolution of Group.

     Notice of dissolution of a group may be furnished as an exhibit  stating the date of the  dissolution and that all further filings with respect to transactions  in the security  reported on will be filed,  if required,  by members of the group,  in their  individual capacity.  See Item 5.

     Not applicable.

Item 10. Certification.

     Not applicable.

                                                               SIGNATURE

     After  reasonable  inquiry and to the best of my knowledge and belief,  I certify that the information set forth in this statement is true, complete and correct.

January 20, 2004
              Date

/s/ John Vander Schaaf
              Signature

John Vander Schaaf
              Name/Title